14048342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 52951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMC BONDS L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 THIRD AVENUE, 14TH FL
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STUART R. HENDERSON 646-237-4313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FERBER, FINE & ACKERMAN PLLC
(Name – *if individual, state last, first, middle name*)

237 WEST 35TH STREET	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, STUART R. HENDERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMC BONDS L.L.C., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA L KOUAKAM
Notary Public - State of New York
NO. 01KO6257715
Qualified in Bronx County
My Commission Expires 03/19/16

[Signature]
Signature

CFO
Title

[Signature: Pamela Kouakam]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMC BONDS, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2013

TABLE OF CONTENTS

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800 • FAX: (516) 488-4695

WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Member
of TMC Bonds, LLC

We have audited the accompanying statement of financial condition of TMC Bonds, LLC (a Delaware limited liability company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TMC Bonds, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Wagner Ferber Fine + Ackerman PLLC

February 26, 2014
New York, New York

New York City office at: 237 West 35th Street, Suite 1001, New York, New York 10001 • (212) 576-1829 • Fax: (212) 576-1555
WWW.WFFACPA.COM

TMC BONDS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets	
Cash and cash equivalents	$ 45,792,899
Receivables- broker and dealers	4,751,450
Property and equipment, net	1,374,145
Other assets	615,970
Total assets	$ 52,534,464

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to brokers and dealers	$ 281,991
Accounts payable and accrued liabilities	8,273,617
Total liabilities	8,555,608
Commitments and Contingencies	
Member's equity	43,978,856
Total liabilities and member's equity	$ 52,534,464

See independent auditors' report and accompanying notes to financial statement.

NOTE 1 - NATURE OF OPERATIONS

TMC Bonds L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). In August 2012, the Company formally changed its name to TMC Bonds L.L.C. The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TMC Bonds is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. The Company clears all transactions through Pershing LLC on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect al material receivable, payables, and other liabilities.

Cash and cash equivalents

The company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property and Equipment, Net

Property and equipment are stated at cost, less depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with FASB ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Revenue Recognition

Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur.

Income Taxes

As a limited liability company, the Company has elected to be treated as a partnership. The effect of this election is that taxable results of operations and tax credits generated are reportable on the individual tax returns of its member. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to New York Unincorporated Business Income tax and two states minimum filings fees for which provision has been made.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes *(Continued)*

The member of the Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The member's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Subsequent Events

Management has evaluated subsequent events or transactions through February 26, 2014, the date which the financial statements were available to be issued.

TMC BONDS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 3 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7	$430,639
Machinery and equipment	5	13,425
Leasehold improvements	Term of lease	480,784
Computer equipment	3	4,578,526
		5,503,374
Less: Accumulated depreciation and amortization		4,129,229
Net property and equipment		$1,374,145

The depreciation and amortization expense for the year ended December 31, 2013 aggregated $1,057,937.

NOTE 4 - DEFERRED TAX ASSETS

For New York City unincorporated business tax the Company recognizes deferred tax assets for future tax consequences attributable to temporary differences between the financial statement carrying amounts of unused tax losses. Deferred tax assets are recognized only the extent that it is probable that they will be utilized. At December 31, 2013, the Company has a deferred tax asset which is fully reserved for due to uncertainty of collectability. Tax deferred assets utilized in 2013 amounted to $148,000.

NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2013 due to the short-term nature of these instruments.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker dealer and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2013, the Company had net capital of $40,562,739 exceeded the requirements by $40,011,164.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to Concentrations of Credit Risk include unsecured cash. At December 31, 2013, the Company had cash deposits with three banks that were in excess of federally insured amounts by approximately $45,042,899.

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into obligations under three operating leases that will expire in 2019, 2015 and 2017. Under the first agreement, the Company was required to obtain a letter of credit in the amount of $387,182 in lieu of a cash security deposit. Under the second agreement, the Company was also required to obtain a letter of credit in the amount of $129,135 in lieu of a cash security deposit. Under the third agreement, the company made a cash security deposit of $6,206. At December 31, 2013, the future minimum payments for this lease were as follows:

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31,	
2014	$ 951,156
2015	959,879
2016	660,397
2017	641,278
2018	631,718
Thereafter	299,726
	$4,144,154

Rent expense for the year ended December 31, 2013 amounted to $906,472.

Deferred Compensation

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of Company. In 2013, two former employees transferred their equity incentive units back to the Company. In exchange for the units, the former employees received $72,330.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2013 could defer up to $17,500 for the year, in addition to a $5,500 catch-up contribution for employees 50 years of age or older.